UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported):   January 5, 2005

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-31403	52-2297449
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	20068
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers**

On January 5, 2005, James P. Lavin, Vice President and Controller, the Company's principal accounting officer, notified the Company that he intends to retire in 2005. The retirement date has not been determined and the Company has commenced the process to identify his replacement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


PEPCO HOLDINGS, INC.

(Registrant)


Date   January 10, 2005   JOSEPH M. RIGBY

                                                    (Signature)

                                 Name: Joseph M. Rigby

                                 Title: Senior Vice President and

                                                    Chief Financial Officer